FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

ASTRAZENECA PLC

ANNUAL GENERAL MEETING : 25 APRIL 2013

AstraZeneca PLC announced the results of the voting at its Annual General Meeting today.  As proposed in the Notice of AGM, all Resolutions were decided by poll vote.

Resolution 1: Ordinary Resolution to receive the Company's Accounts and the Reports of the Directors and Auditor for the year ended 31 December 2012:

VOTES FOR:            855,479,582 (98.60%)

VOTES AGAINST:    12,102,994 (1.40%)

The Resolution was passed as an Ordinary Resolution.

Resolution 2: Ordinary Resolution to confirm dividends:

VOTES FOR:            877,949,818 (99.99%)

VOTES AGAINST:    107,712 (0.01%)

The Resolution was passed as an Ordinary Resolution.

Resolution 3: Ordinary Resolution to re-appoint KPMG Audit Plc, London as Auditor:

VOTES FOR:            871,792,689 (99.41%)

VOTES AGAINST:    5,176,390 (0.59%)

The Resolution was passed as an Ordinary Resolution.

Resolution 4: Ordinary Resolution to authorise the Directors to agree the remuneration of the Auditor:

VOTES FOR:            873,758,439 (99.64%)

VOTES AGAINST:    3,183,085 (0.36%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(a): Ordinary Resolution to re-elect Leif Johansson as a Director:

VOTES FOR:            862,606,950 (99.55%)

VOTES AGAINST:    3,863,839 (0.45%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(b): Ordinary Resolution to elect Pascal Soriot as a Director:

VOTES FOR:            876,919,907 (99.89%)

VOTES AGAINST:    979,207 (0.11%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(c): Ordinary Resolution to re-elect Simon Lowth as a Director:

VOTES FOR:            875,905,374 (99.80%)

VOTES AGAINST:    1,737,882 (0.20%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(d): Ordinary Resolution to re-elect Geneviève Berger as a Director:

VOTES FOR:            872,303,037 (99.50%)

VOTES AGAINST:    4,371,705 (0.50%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(e): Ordinary Resolution to re-elect Bruce Burlington as a Director:

VOTES FOR:            877,138,527 (99.94%)

VOTES AGAINST:    483,613 (0.06%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(f): Ordinary Resolution to re-elect Graham Chipchase as a Director:

VOTES FOR:            877,063,122 (99.94%)

VOTES AGAINST:    561,789 (0.06%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(g): Ordinary Resolution to re-elect Jean-Philippe Courtois as a Director:

VOTES FOR:            648,008,856 (75.83%)

VOTES AGAINST:    206,578,225 (24.17%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(h): Ordinary Resolution to re-elect Rudy Markham as a Director:

VOTES FOR:            872,719,755 (99.44%)

VOTES AGAINST:    4,894,818 (0.56%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(i): Ordinary Resolution to re-elect Dame Nancy Rothwell as a Director:

VOTES FOR:            874,147,395 (99.60%)

VOTES AGAINST:    3,509,118 (0.40%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(j): Ordinary Resolution to re-elect Shriti Vadera as a Director:

VOTES FOR:            876,941,393 (99.92%)

VOTES AGAINST:    669,503 (0.08%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(k): Ordinary Resolution to re-elect John Varley as a Director:

VOTES FOR:            859,984,997 (99.48%)

VOTES AGAINST:    4,520,127 (0.52%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(l): Ordinary Resolution to re-elect Marcus Wallenberg as a Director:

VOTES FOR:            763,953,429 (91.69%)

VOTES AGAINST:    69,250,800 (8.31%)

The Resolution was passed as an Ordinary Resolution.

Resolution 6: Ordinary Resolution to approve the Directors' Remuneration Report for the year ended 31 December 2012:

VOTES FOR:            768,674,510 (93.74%)

VOTES AGAINST:    51,291,844 (6.26%)

The Resolution was passed as an Ordinary Resolution.

Resolution 7: Ordinary Resolution to authorise limited EU political donations:

VOTES FOR:            855,651,749 (97.99%)

VOTES AGAINST:    17,542,801 (2.01%)

The Resolution was passed as an Ordinary Resolution.

Resolution 8: Ordinary Resolution to authorise the Directors to allot shares:

VOTES FOR:            807,109,557 (92.06%)

VOTES AGAINST:    69,588,835 (7.94%)

The Resolution was passed as an Ordinary Resolution.

Resolution 9: Special Resolution to authorise the Directors to disapply pre-emption rights:

VOTES FOR:            860,211,384 (98.34%)

VOTES AGAINST:    14,525,836 (1.66%)

The Resolution was passed as a Special Resolution.

Resolution 10: Special Resolution to authorise the Company to purchase its own shares:

VOTES FOR:            869,268,139 (99.59%)

VOTES AGAINST:    3,588,622 (0.41%)

The Resolution was passed as a Special Resolution.

Resolution 11: Special Resolution to reduce the notice period for general meetings:

VOTES FOR:            735,088,484 (83.76%)

VOTES AGAINST:    142,488,377 (16.24%)

The Resolution was passed as a Special Resolution.

A C N Kemp
Company Secretary
25 April 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 25 April 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary